                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                               Uptowner Inns, Inc.
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                                (NAME OF ISSUER)

                                  Common Stock
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                         (TITLE OF CLASS OF SECURITIES)

                                  Inapplicable
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                                 (CUSIP NUMBER)

     Carl E. Midkiff, 714 Fifth Avenue, Huntington, WV 25701, (304) 525-8164
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                February 6, 1984
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f)
         or 240.13d-1(g), check the following box.   [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.        INAPPLICABLE
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       1.    NAMES OF REPORTING PERSONS.
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
             Carl E. Midkiff
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       2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
             (A)             N/A
                             --------------------------------------------------
             (B)             X
                             --------------------------------------------------

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       3.    SEC USE ONLY
                                         ---------------------------------

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       4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                       PF and WC.  See Item 3 for explanation.
                                       ---------------------------------------

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       5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)                             N/A
                                                               -----

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       6.    CITIZENSHIP OR PLACE OF ORGANIZATION              USA
                                                               ----------------

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*  NUMBER OF          7.      SOLE VOTING POWER                281,974
 SHARES BENE-                                                  ----------------
FICIALLY OWNED        8.      SHARED VOTING POWER              515,161**
BY EACH                                                        ----------------
REPORTING             9.      SOLE DISPOSITIVE POWER           281,974
PERSON WITH                                                    ----------------
                      10.     SHARED DISPOSITIVE POWER         515,164**
                                                               ----------------

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       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                               807,135**
                                                               ------------

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       12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)                                    N/A
                                                                -------

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       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       54.0%
                                                                     --------

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       14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)             IN
                                                                     ----------

* The information set forth in Nos. 7 through 13 above represent information as of April 13, 2004. Appendix 1 attached hereto and incorporated herein by reference reflects the historical data with regard to this information since February 6, 1984, the date on which Mr. Midkiff became subject to the filing requirement of Schedule 13D. ** These numbers include an additional 880 shares beneficially owned by Mr. Midkiff over which he exercises shared voting and shared dispositive power which were not previously reported on the original
Schedule 13D as filed January 28, 2004.


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                                       2

ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock, par value $0.50 per share of Uptowner Inns, Inc., a West Virginia corporation ("Uptowner" or the "Issuer"). The principal executive offices of the Issuer are located at 741 Fifth Avenue, Huntington, West Virginia 25701.

ITEM 2.   IDENTITY AND BACKGROUND

         This Statement is filed by Carl E. Midkiff ("Mr. Midkiff" or the "reporting person") whose business address is Uptowner Inns, Inc., 741 Fifth Avenue, Huntington, West Virginia 25701. Mr. Midkiff currently serves as President, Chief Executive Officer and Chairman of the Board of Directors of Uptowner.

         During the past five years, Mr. Midkiff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Midkiff is a citizen of the United States of America and a resident of the State of West Virginia.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The transactions reported in the historical data presented on Appendix 1 were accomplished primarily using personal funds of the reporting person, with the exception of the shares purchased with working capital by MMS Limited Partnership (Mr. Midkiff is a 75% limited partner in this partnership) and Prestige Properties, Inc. (a corporation owned by Mr. Midkiff and his immediate family). To the best of Mr. Midkiff's recollection, the amount of funds for each event triggering a reporting requirement are as follows:

          ---------------------------------------------------------------------------------------------
             DATE REPORTING                                    TYPE/AMOUNT OF FUNDS
           REQUIREMENT TRIGGERED
          ---------------------------------------------------------------------------------------------
          February 6, 1984               MMS Limited Partnership used working capital to acquire
                                         264,158 shares for $0.65/share.
          ---------------------------------------------------------------------------------------------
          June 30, 1992                  Prestige Properties, Inc., used working capital to acquire
                                         28,102 shares for $0.65/share.
          ---------------------------------------------------------------------------------------------
          October 4, 1999                Prestige Properties, Inc., used working capital to acquire
                                         12,625 shares for $0.65/share. Mr. Midkiff used personal
                                         funds to acquire 220 shares for  $0.65/share. Violet Midkiff gifted 200,000 shares to the Violet Midkiff Irrevocable
                                         Trust, of which Mr. Midkiff is Trustee.
          ---------------------------------------------------------------------------------------------
          December 6, 2000               Violet Midkiff gifted 10,000 shares to Mr. Midkiff and
                                         30,000 shares to his sons and wife.
          ---------------------------------------------------------------------------------------------
          May 4, 2001                    Mr. Midkiff used personal funds to acquire 25,247 shares for
                                         $0.65/share. Violet Midkiff gifted 10,007 shares to the Wade
                                         Midkiff Irrevocable Trust, of which Mr. Midkiff is Trustee.
          ---------------------------------------------------------------------------------------------
          November 26, 2001              Mr. Midkiff used personal funds to acquire 24,800 shares for
                                         $0.65/share.
          ---------------------------------------------------------------------------------------------
          November 29, 2002              Mr. Midkiff used personal funds to acquire 2,424 shares for
                                         $0.50/share. Mr. Midkiff acquired voting and dispositive
                                         powers over 162,474 shares owned by Violet Midkiff and
                                         101,645 shares owned by Violet Midkiff jointly with others, including her minor grandsons, through a power of attorney.
          ---------------------------------------------------------------------------------------------
          December 13, 2002              MMS Limited Partnership sold its 264,158 shares, 64,719
                                         shares of which were purchased by Issuer and 199,439 shares of which were purchased by Mr. Midkiff for $0.65/share with personal funds.
                                         -------------------------------------------------------------
                                         Mr. Midkiff acquired voting and dispositive powers through a power of attorney over 88 additional shares purchased by
                                         Violet Midkiff.
          ---------------------------------------------------------------------------------------------

         The Issuer is engaged in a going private transaction via a reverse stock split. The funds to be used for the purchase of fractional shares resulting from the reverse stock split will come from the Issuer's existing working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         The reporting person acquired shares through various transactions over the years generally through offers made to sell stock initiated by individual shareholders.

         Prospectively, Uptowner plans to complete a reverse stock split whereby it will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         Other than the reverse stock split, there are no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancy on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Midkiff beneficially owns an aggregate number of 807,135 shares of the Issuer, representing 54.0% of the stock of the Issuer.

         (b) Carl Midkiff shares voting and dispositive power over 515,161 shares of the 807,135 shares beneficially owned by him. He shares voting and dispositive power with the Violet Midkiff Irrevocable Trust as its sole trustee (200,000 shares), with the Wade Midkiff Irrevocable Trust as its sole trustee (10,007 shares), with Violet Midkiff, his mother, as attorney-in-fact (162,562 shares owned by her individually, 101,645 shares owned by her jointly with his minor children for whom he is custodian, and 660 shares owned by her jointly with Glenna Wilson McCloud), with Prestige Properties, Inc., as an owner of the company (40,727 shares), and as a joint owner with Glenna Wilson McCloud (220 shares). Mr. Midkiff has sole voting and dispositive power over 261,974 shares owned by him individually and over 20,000 shares held by his minor sons for whom he serves as custodian. Mr. Midkiff is deemed to be an indirect beneficial owner of 10,000 shares held by his wife, Elizabeth Midkiff, although he has no voting or dispositive power over these shares.

                  The Violet Midkiff Irrevocable Trust was established under the laws of the State of West Virginia. Carl E. Midkiff is the trust's sole trustee.

                  The Wade Midkiff Irrevocable Trust was established under the laws of the State of West Virginia. Carl E. Midkiff is the trust's sole trustee.

         Violet Midkiff resides at 800 Third Avenue, Rom 207, Huntington, West Virginia 25701. Ms. Midkiff is retired. Ms. Midkiff is a citizen of the United States of America.

         Prestige Properties, Inc., is a corporation formed under the laws of the State of West Virginia, and its principal business is holding real estate. Its principal office is located at address is 741 Fifth Avenue, Huntington, West Virginia 25701.

         Glenna Wilson McCloud, Carl Midkiff's aunt, resides in Logan, West Virginia and is a citizen of the United States. She is retired.

         During the last five years, none of the Violet Midkiff Irrevocable Trust, the Wade Midkiff Irrevocable Trust, Violet Midkiff, Prestige Properties, Inc., or Glenna Wilson have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c)      None.

         (d)      None.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         With regard to the shares owned by Violet Midkiff, Carl Midkiff's mother, individually and jointly with others, including her minor grandsons, Mr. Midkiff has authority to vote and dispose of those shares pursuant to a power of attorney executed November 29, 2002, as a result of Mrs. Midkiff's ill health. Additionally, pursuant to trust agreements, Carl Midkiff, as Trustee, has voting and dispositive powers over the shares held by the Violet Midkiff Irrevocable Trust and the Wade Midkiff Irrevocable Trust. Carl Midkiff is also custodian of his minor sons and has voting and dispositive powers over shares owned by them. Carl Midkiff's wife, Elizabeth Midkiff, owns shares individually. Mr. Midkiff owns shares jointly with his wife and another individual. Mr. Midkiff is an owner of Prestige Properties, Inc., which owns shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (1) Trust Agreement for The Violet Midkiff Irrevocable Trust (previously filed).

         (2) Power of Attorney of Violet Midkiff (previously filed).




Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 13, 2004
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Date

/s/ Carl E. Midkiff
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Signature

Carl E. Midkiff
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Name/Title:

                                   APPENDIX 1
                                       TO
                                 SCHEDULE 13 D*

                                (CARL E. MIDKIFF)

                ------------------------------------------------------------
                Number of Shares Beneficially Owned by Each Reporting Person
----------------------------------------------------------------------------------------------------------------------------------
                                                                                              12. Check if the
                                                                            11. Aggregate         Aggregate      13. Percent of
 Date of Event                                                                 Amount             Amount in          Class
 Which Required     7. Sole    8. Shared        9. Sole      10. Shared      Beneficially       [Column] (11)    Represented by
  Filing this        Voting     Voting        Dispositive   Dispositive     Owned by Each         Excludes          Amount in
   Statement          Power      Power           Power         Power       Reporting Person     Certain Shares    [Column] (11)
----------------------------------------------------------------------------------------------------------------------------------
   02/06/1984            64     264,158             64        264,158          264,222                N/A             16.67%
----------------------------------------------------------------------------------------------------------------------------------
   06/30/1992            64     292,260             64        292,260          292,324                N/A             18.46%
----------------------------------------------------------------------------------------------------------------------------------
   10/01/1999            64     505,105             64        505,105          505,169                N/A             31.90%
----------------------------------------------------------------------------------------------------------------------------------
   12/06/2000        30,064     505,105         30,064        505,105          545,169**              N/A             34.43%
----------------------------------------------------------------------------------------------------------------------------------
   05/04/2001        55,311     515,112         55,311        515,112          580,423**              N/A             36.65%
----------------------------------------------------------------------------------------------------------------------------------
   11/26/2001        80,111     515,112         80,111        515,112          605,223**              N/A             38.22%
----------------------------------------------------------------------------------------------------------------------------------
   11/29/2002        82,535     779,231         82,535        779,231          871,766**              N/A             55.05%
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   12/13/2002       281,974     515,161        281,974        515,161          807,135**              N/A             50.97%
----------------------------------------------------------------------------------------------------------------------------------
   04/11/2004       281,974     515,161        281,974        515,161          807,135** ***          N/A             54.04%
----------------------------------------------------------------------------------------------------------------------------------

* For an explanation of the details of acquisitions of stock by the reporting person and the reporting person's holding of voting and dispositive powers of stock not owned by him, see Item 3.

** On December 6, 2000, Mr. Midkiff's wife acquired 10,000 shares held by her individually. Mr. Midkiff does not have sole or shared voting or dispositive power over the stock although he is deemed to be an indirect beneficial owner. Therefore, the 10,000 shares owned by Mrs. Midkiff is included in the aggregate amount beneficially owned by Mr. Midkiff.

*** Of the 807,135 shares beneficially owned by the reporting person, 261,974 shares are owned directly by the reporting person and he has sole voting and dispositive powers over these shares. He also has sole voting and dispositive power over 20,000 shares owned by his minor children for whom he is custodian. The reporting person shares voting and dispositive powers over 515,161 shares through his position as trustee of the Violet Midkiff Irrevocable Trust (200,000 shares), as trustee of the Wade Midkiff Irrevocable Trust (10,007 shares), as attorney-in-fact for his mother, Violet Midkiff, and shares owned by her individually (162,562 shares) and owned jointly with others including his minor children (101,645 shares), as owner of Prestige Properties, Inc. (40,727 shares), and as joint owner with another individual (220 shares). Although Mr. Midkiff is deemed to be an indirect beneficial owner of the 10,000 shares held individually by his spouse, he does not have dispositive or voting power over the shares. See Items 3 and 5 for further details.